Exhibit 99.1

Boqii Announces Fiscal 2023 First Quarter Unaudited Financial Results

First Quarter Revenues of RMB 315.1 million

First Quarter GMV of RMB 731.5 million

SHANGHAI, Sept.15, 2022 /PRNewswire/ -- Boqii Holding Limited ("Boqii" or the "Company") (NYSE: BQ), a leading pet-focused platform in China, today announced its unaudited financial results for the first quarter of fiscal year 2023 (the quarter ended June 30, 2022).

Fiscal Q1 2023 Operational and Financial Highlights

•	Total revenues were RMB315.1 million (US$47.0 million), compared to RMB321.8 million in the same quarter of fiscal year 2022.

•	Operating loss was RMB9.8 million (US$1.5 million), representing a decrease of 76.4% compared to RMB41.5 million in the same quarter of fiscal year 2022.

•	Net loss was RMB12.4 million (US$1.9 million), representing a decrease of 66.8% from net loss of RMB37.4 million in the same quarter of fiscal year 2022.

•	Non-GAAP net loss was RMB10.5 million (US$1.6 million), representing a decrease of 66.7% from non-GAAP net loss of RMB31.5 million in the same quarter of fiscal year 2022.

•	EBITDA[1] was a loss of RMB9.0 million (US$1.3 million), representing a decrease of 74.6% from a loss of RMB35.6 million in the same quarter of fiscal year 2022.

•	Total GMV[2] was RMB731.5 million (US$109.2 million), compared to RMB792.1 million in the same quarter of fiscal year 2022.

•	Active buyers were 1.8 million, representing an increase of 11.4% from 1.6 million in the same quarter of fiscal year 2022.

CEO & CFO Quote

Mr. Hao Liang, Boqii's Founder, Chairman and Chief Executive Officer commented, We maintained solid growth in the first quarter of fiscal 2023 despite the ongoing impact of COVID-19. By further integrating upstream and downstream industry chain resources, we optimized product categories and adjusted product mix to accelerate the gross margin growth and user engagement. Gross margin continued to see strong growth, which increased by 490 basis points to 22.4% compared to the same period last year. Active buyers rose 11.4% YOY to 1.8million. We are glad that we were able to deliver encouraging results and remain optimistic in our future development.

Ms. Yingzhi (Lisa) Tang, Boqii’s Co-Founder, Co-CEO and CFO commented: Supported by our proven business model,engaging community, and expansive outreaching channel, we delivered outstanding results under the challenging circumstances. In this quarter, our non-GAAP net loss narrowed down to RMB10.5million, representing a decrease of 66.7% from non-GAAP net loss of RMB31.5 million in the same period last year, which shows our potential to reach profitability. We are committed to enhance our value chain position as an end-to-end connector, while continuously improving profitability, creating values for both our users and shareholders.

______________________

1EBITDA refers to net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses. EBITDA is a Non-GAAP financial measurement. Please refer to “Non-GAAP financial measurement”.

2GMV refers to gross merchandise volume, which is the total value of confirmed orders placed with us and sold through distribution model or drop shipping model where we act as a principal in the transaction regardless of whether the products are delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts. The total GMV amount (i) includes GMV of products sold by Xingmu, (ii) excludes products sold through consignment model and (iii) excludes the value of services offered by us. GMV is subject to future adjustments (such as refunds) and

Fiscal Q1 2023 Financial Results

Total revenues were RMB315.1 million (US$47.0 million), compared to RMB321.8 million in the same quarter of fiscal year 2022.

Revenues (in million)	Three Months Ended June 30%
	2022	2021	change
	RMB	RMB	YoY
Product sales	303.2	311.5	-2.7%
• Boqii Mall	130.1	108.3	20.0%
• Third party e-commerce platforms	173.1	203.2	-14.8%
Online marketing and information services and other revenue	11.9	10.3	15.8%
Total	315.1	321.8	-2.1%

Gross profit was RMB 70.7 million (US$10.5 million), representing an increase of 25.3% from RMB56.4 million in the same quarter of fiscal year 2022.

Gross margin was 22.4%, representing an increase of 490 basis points from 17.5% in the same quarter of fiscal 2022, which is primarily due to improvement of gross margin of private label products and increased proportion of pet supplies and health care products with higher margins.

Operating expenses were RMB80.6million, representing a decrease of 17.7% from RMB97.9 million in the same quarter of fiscal year 2022. Operating expenses as a percentage of total revenues was 25.6%, down from 30.4% in the same quarter of fiscal year 2022.

Fulfillment Expenses were RMB37.4 million, compared to RMB32.9 million in the same quarter of fiscal year 2022. Fulfillment expenses as a percentage of total revenues were 11.8%, compared to 10.2% in the same quarter of fiscal year 2022. The increase was primarily due to increased shipping and handling expenses, which resulted from temporary logistics price increases and transportation restrictions due to the outbreak of Covid-19 in Shanghai starting from April 2022.

Sales and marketing expenses were RMB31.7 million, representing a decrease of 30.3% from RMB45.5 million in the same quarter of fiscal year 2022. The decrease was primarily due to the decline of advertising expenses amount to RMB14 million resulting from(i) the lower expenditure for cost saving; (ii) the increased proportion of revenue generated from more cost-efficient channels. Sales and marketing expenses as a percentage of total revenue were 10.1%, down from 14.1% in the same quarter of fiscal year 2022.

General and administrative expenses were RMB11.5 million, representing a decrease of 41.0% from RMB19.6 million in the same quarter of fiscal year 2022. The decrease was primarily due to:(i) the decline of share-based compensation expense of RMB6.0 million, resulting form the cancellation of options corresponding to employee departures; (ii) the decline of professional fees amount to RMB1.2 million compared with the same quarter of fiscal year 2022, General and administrative expenses as a percentage of total revenue were 3.7%, down from 6.1% in the same quarter of fiscal year 2022.

Operating loss was RMB9.8 million (US$1.5 million), representing a decrease of 76.4% compared to RMB41.5 million in the same quarter of fiscal year 2022.

Net loss was RMB12.4 million (US$1.9 million), representing a decrease of 66.8% compared to net loss of RMB37.4 million in the same quarter of fiscal year 2022.

EBITDA was a loss of RMB9.0 million (US$1.3 million), representing a decrease of 74.6% compared to a loss of RMB35.6 million in the same quarter of fiscal year 2022.

Non-GAAP net loss was RMB10.5 million (US$1.6 million), representing a decrease of 66.7% compared to non-GAAP net loss of RMB31.5 million in the same quarter of fiscal year 2022.

Diluted net loss per share was RMB0.18 (US$0.03), compared to diluted net loss per share of RMB0.52 in the same quarter of fiscal year 2022.

Total cash and cash equivalents and short-term investments were RMB247.4 million (US$36.9 million), compared to RMB290.9 million as of March 31, 2022.

Conference Call

Boqii's management will hold a conference call to discuss the financial results at 8:00 AM on Thursday September 15, 2022, U.S. Eastern Time (8:00 PM on Thursday, September 15, 2022, Beijing/Hong Kong Time).

To join the conference, please dial in 15 minutes before the conference is scheduled to begin using below numbers.

Phone Number
International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	852 800 963-976
Mainland China	86 4001-206115
Passcode	2677482

A replay of the conference call may be accessed by phone at the following numbers until September 15, 2022.

Phone Number
International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	5007119

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.boqii.com/.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, namely non-GAAP net loss, non-GAAP net loss margin, EBITDA and EBITDA margin, in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) non-GAAP net loss as net loss excluding fair value change of derivative liabilities and share-based compensation expenses, (ii) non-GAAP net loss margin as non-GAAP net loss as a percentage of total revenues, (iii) EBITDA as net loss excluding income tax expenses, interest expense, interest income, depreciation and amortization expenses, (iv) EBITDA margin as EBITDA as a percentage of total revenues. The Company believes non-GAAP net loss, non-GAAP net loss margin, EBITDA and EBITDA margin enhance investors' overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company's performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, "Reconciliation of GAAP and non-GAAP Results." The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars ("USD") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.6981 to US$1.00, the noon buying rate in effect on June 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all.

For investor and media inquiries, please contact:

In China:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

DLK Advisory Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com

BOQII HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of March 31, 2022	As of June 30, 2022	As of June 30, 2022
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	162,855	128,772	19,225
Short-term investments	128,084	118,598	17,706
Accounts receivable, net	49,231	93,183	13,912
Inventories, net	109,921	128,691	19,213
Prepayments and other current assets	116,738	110,228	16,457
Amounts due from related parties	11,726	11,640	1,738
Total current assets	578,555	591,112	88,251
Non-current assets:
Property and equipment, net	7,779	7,138	1,066
Intangible assets	25,544	24,569	3,668
Operating lease right-of-use assets	38,567	39,818	5,945
Long-term investments	82,319	81,863	12,222
Goodwill	40,684	40,684	6,074
Other non-current asset	4,861	4,177	624
Total non-current assets	199,754	198,249	29,599
Total assets	778,309	789,361	117,850
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term borrowings	161,126	153,456	22,910
Accounts payable	94,224	108,931	16,263
Salary and welfare payable	6,871	7,267	1,085
Accrued liabilities and other current liabilities	27,324	31,195	4,657
Amounts due to related parties, current	219	142	21
Contract liabilities	7,007	4,280	639
Operating lease liabilities, current	10,001	13,322	1,989
Derivative liabilities	9,086	10,591	1,581
Total current liabilities	315,858	329,184	49,145
Non-current liabilities
Deferred tax liabilities	4,847	4,516	674
Operating lease liabilities, non-current	28,197	26,678	3,983
Other debts, non-current	181,062	184,189	27,499
Total non-current liabilities	214,106	215,383	32,156
Total liabilities	529,964	544,567	81,301

Mezzanine equity
Redeemable non-controlling interests	6,522	6,677	997
Total mezzanine equity	6,522	6,677	997
Stockholders’ equity:
Class A ordinary shares (US$0.001 par value; 129,500,000 shares authorized, 55,709,591 and 55,713,340 shares issued and outstanding as of March 31 ,2022 and June 30, 2022, respectively)	372	372	57
Class B ordinary shares (US$0.001 par value; 15,000,000 shares authorized, 13,037,729 shares issued and outstanding as of March 31,2022 and June 30, 2022, respectively)	82	82	13
Additional paid-in capital	3,295,336	3,295,089	491,944
Statutory reserves	3,433	3,665	547
Accumulated other comprehensive loss	(46,069)	(34,649)	(5,173)
Accumulated deficit	(2,889,233)	(2,902,020)	(433,260)
Receivable for issuance of ordinary shares	(164,746)	(167,054)	(24,941)
Total Boqii Holding Limited shareholders’ equity	199,175	195,485	29,187
Non-controlling interests	42,648	42,632	6,365
Total shareholders’ equity	241,823	238,117	35,552
Total liabilities, mezzanine equity and shareholders’ equity	778,309	789,361	117,850

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.6981 on 30 June, 2022 published by the Federal Reserve Board.

BOQII HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Three Months Ended June 30,
	2021	2022	2022
	RMB	RMB	US$

Net revenues:
Product sales	311,493	303,188	45,265
Online marketing and information services and other revenue	10,353	11,872	1,772
Total revenues	321,846	315,060	47,037
Total cost of revenue	(265,465)	(244,407)	(36,489)
Gross profit	56,381	70,653	10,548
Operating expenses:
Fulfillment expenses	(32,887)	(37,373)	(5,580)
Sales and marketing expenses	(45,485)	(31,713)	(4,735)
General and administrative expenses	(19,571)	(11,543)	(1,723)
Other income, net	12	176	26
Loss from operations	(41,550)	(9,800)	(1,464)
Interest income	5,187	2,442	365
Interest expense	(6,062)	(4,089)	(610)
Other gain/ (losses), net	3,128	912	136
Fair value change of derivative liabilities	162	(2,156)	(322)
Loss before income tax expenses	(39,135)	(12,691)	(1,895)
Income taxes expenses	1,009	188	28
Share of results of equity investees	766	87	13
Net loss	(37,360)	(12,416)	(1,854)
Less: Net income attributable to the non-controlling interest shareholders	(2,467)	(16)	(2)
Net loss attributable to Boqii Holding Limited	(34,893)	(12,400)	(1,852)
Accretion on redeemable non-controlling interests to redemption value	(140)	(155)	(23)
Net loss attributable to Boqii Holding Limited’s ordinary shareholders	(35,033)	(12,555)	(1,875)

Net loss	(37,360)	(12,416)	(1,854)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	(8,712)	11,669	1,742
Unrealized securities holding loss	—	(249)	(37)
Total comprehensive loss	(46,072)	(996)	(149)
Less: Total comprehensive income attributable to non-controlling interest shareholders	(2,467)	(16)	(2)
Total comprehensive loss attributable to Boqii Holding Limited	(43,605)	(980)	(147)

Net loss per share attributable to Boqii Holding Limited’s ordinary shareholders
— basic	(0.52)	(0.18)	(0.03)
— diluted	(0.52)	(0.18)	(0.03)
Weighted average number of ordinary shares
— basic	67,640,952	68,837,320	68,837,320
— diluted	67,640,952	68,837,320	68,837,320

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.6981 on 30 June, 2022 published by the Federal Reserve Board.

	Three Months Ended June 30,
	2021	2022
	RMB	RMB

Net loss	(37,360)	(12,416)
Fair value change of derivative liabilities	(162)	2,156
Share-based compensation	5,986	(250)
Non-GAAP net loss	(31,536)	(10,510)
Non-GAAP net loss Margin	(9.8%)	(3.3%)

	Three Months Ended June 30,
	2021	2022
	RMB	RMB

Net loss	(37,360)	(12,416)
Income tax expenses	(1,009)	(188)
Interest expenses	6,062	4,089
Interest income	(5,187)	(2,442)
Depreciation and amortization	1,928	1,922
EBITDA	(35,566)	(9,035)
EBITDA Margin	(11.1%)	(2.9%)

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.6981 on 30 June, 2022 published by the Federal Reserve Board.